UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A


                               (AMENDMENT NO. 1)

                             Terex Corporation
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                   880779 10 3
                                (CUSIP Number)

           Randolph W. Lenz             With copies to:
     c/o Equity Merchant Banking Corp.   Thomas S. Gallagher, Esq.
 2419 E. Commercial Blvd.,Suite 304     66 Larchmont Avenue
 Fort Lauderdale, Florida 33308         Larchmont, New York 10538

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        January 28, 1985
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP NO.  880779 10 3             SCHEDULE 13D/A
Page 2 of 5 Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Randolph W. Lenz

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  /  /
         (b)  /  /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        AF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
                                                           /  /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

    NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          4,419,460
    OWNED BY
      EACH         8   SHARED VOTING POWER
   REPORTING
     PERSON        9   SOLE DISPOSITIVE POWER
      WITH
                        4,419,460

                  10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,419,460

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                        /  /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        80% of the Common Stock outstanding as of the date hereof.

 14  TYPE OF REPORTING PERSON*
                    IN

Terex Corporation
Schedule 13D/A


ITEM 1    SECURITY AND ISSUER.

      This Statement relates to shares of common stock(the "Common Stock")of Terex Corporation and its predecessor, Northwest Engineering Company(the "Company"). The address of the Company's principal executive offices is 500 Post Road East, Suite 320, Westport, CT 06880. In 1988, Northwest Engineering Company merged into the Company, with the Company being the surviving entity and the issuer of the Company's registered securities.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) - (c) This Statement is being filed by Randolph W. Lenz
("Reporting Person" or "Mr. Lenz"). Mr. Lenz is a citizen of the United States. The business and office address of the Reporting
Person is 2419 East Commercial Boulevard, Suite 304, Fort
Lauderdale, Florida 33308.

      (d) - (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Effective as of January 28, 1985, the date the Company's Chapter 11 Plan of Reorganization was deemed effective, Mr. Lenz through his wholly-owned subsidiary, Karin Corporation, agreed to exchange his 795,151 shares in the Company for 4,419,460 newly-issued shares of the reorganized Company, representing 80% of the issued and outstanding shares.






                             Page 3 of 5 pages

Terex Corporation
Schedule 13D/A


ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Lenz's acquisition of the new shares of the Company was in connection with the approval of the Company's Plan of Reorganization under Chapter 11 of the Federal Bankruptcy Code.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

      (a) - (b) Effective as of January 28, 1985, Mr. Lenz owns 4,419,460 shares of Company Common Stock, or 80% of the total number of shares of Common Stock outstanding. Mr. Lenz, through his wholly-owned subsidiary, Karin Corporation, has sole voting and dispositive power over the 4,419,460 shares of Company Common Stock.

      (c) See Response to Item 3.

      (d) None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A: Power of Attorney, dated August 13, 199.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 14, 1998     By: /s/Randolph W. Lenz
                              _______________________________
                              RANDOLPH W. LENZ

                              By: /s/Thomas S. Gallagher, Esq.
                              ________________________________
                              By:  Thomas S. Gallagher, Esq.
                              Attorney-in-Fact
                              Pursuant to Power of Attorney,
                              dated August 13, 1998
                              (attached as Exhibit A to Mr. Lenz's
                              Schedule 13D Amendment No. 1 for
                              Terex Corporation), dated August 14,
                              1998 and incorporated herein by
                              reference)
                        Page 4 of 5 Pages

                            EXHIBIT A
                            TO Terex Corporation
                            Schedule 13D/A 13D

                         POWER OF ATTORNEY


     I, Randolph W. Lenz, hereby appoint Thomas S. Gallagher, Esq., as my attorney-in-fact to execute in my name and stead any and all documents, schedules or other filings as may be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, any Schedule 13D, Schedule 13G, and Forms 3, 4 or 5, along with any and all amendments thereto, and to file such documents, schedules or other filings or amendments thereto, on my behalf, with the U.S. Securities and Exchange Commission and any pertinent securities exchange.

     This Power of Attorney shall continue in effect until terminated in writing by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed and delivered this Power of Attorney as of this 13th day of August, 1998.

                                   RANDOLPH W. LENZ

                                   /s/Randolph W. Lenz
                                   _____________________________


         State of Florida    }
                             }ss:
          County of Broward   }


     On this 13th day of August, 1998, before me personally appeared Randolph W. Lenz to me known and known to me to be the individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


                               /s/__________________
                                  Notary Public
                               My Commission expires: ________





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